Exhibit 1.3

AMENDMENT NO. 2

TO

AMENDED AND RESTATED DEALER MANAGER AGREEMENT

This Amendment No. 2 (this “Amendment”) dated June 26, 2013, amends that certain Amended and Restated Dealer Manager Agreement dated February 8, 2013, as amended by Amendment No. 1 dated May 31, 2013 (as it may be amended from time to time, the “Dealer Manager Agreement”), by and between Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”) and Dividend Capital Securities LLC (the “Dealer Manager”). Capitalized terms used herein but not defined shall have the meaning set forth in the Dealer Manager Agreement.

WHEREAS, the Company and the Dealer Manager desire to amend the Dealer Manager Agreement to (a) specify requirements relating to the Prospectus and supplemental information and (b) permit the Dealer Manager to make sales to institutional accounts without a separate participating broker-dealer.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Prospectus and Supplemental Information. Dealer Manager agrees that it is not authorized or permitted to give and will not give, any information or make any representation concerning the Shares except as set forth in the Prospectus and any additional sales literature which has been approved in advance in writing by the Company (“Company-Approved Supplemental Information”). The Dealer Manager further agrees (a) not to deliver any Company-Approved Supplemental Information to any investor or prospective investor, to any broker-dealer that has not entered into a Selected Dealer Agreement, or to any representatives or other associated persons of such a broker-dealer, unless it is accompanied or preceded by the Prospectus as amended and supplemented, (b) not to show or give to any investor or prospective investor or reproduce any material or writing that is supplied to it by the Company and marked “dealer only” or otherwise bearing a legend denoting that it is not to be used in connection with the sale of Shares to members of the public and (c) not to show or give to any investor or prospective investor in a particular jurisdiction (and will similarly require Dealers pursuant to the Selected Dealer Agreement) any material or writing that is supplied to it by the Company if such material bears a legend denoting that it is not to be used in connection with the sale of Shares to members of the public in such jurisdiction.

2.	Acting as Dealer. Except where otherwise inconsistent with its rights and duties as Dealer Manager under the Dealer Manager Agreement, the Dealer Manager may act as a Dealer with respect to institutional accounts as defined by FINRA Rule 4512(c), and with respect to such activities, except where otherwise inconsistent with its rights and duties as Dealer Manager under the Dealer Manager Agreement, all provisions of the Dealer Manager Agreement and form of Selected Dealer Agreement attached thereto (as each may be amended from time to time) that are applicable to Dealers shall apply to the Dealer Manager.

3.	Continuing Obligations of the Company and the Dealer Manager. The Company and the Dealer Manager shall remain subject to all other terms and conditions of the Dealer Manager Agreement and, as applicable, the form of Selected Dealer Agreement, with respect to the Dealer Manager’s efforts to sell Shares to institutional accounts.

4.	Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

By:	/s/ Jeffrey L. Johnson
Jeffrey L. Johnson, Chief Executive Officer

DIVIDEND CAPITAL SECURITIES LLC

By:	/s/ Charles Murray
Charles Murray, President